Exhibit 15.1

October 31, 2006

Mr. Seth Horn
Corporate Controller
CardioVascular BioTherapeutics, Inc.
1635 Village Center Circle, Suite 250
Las Vegas, Nevada  89134

Dear Seth,

This letter serves as our analysis report for CardioVascular BioTherapeutics, Inc.’s investment and affiliation with Phage Biotechnology Corporation.  We were asked to analyze the affiliation between CVBT and Phage, and based on the analysis determine whether consolidation of Phage is warranted under FIN 46R, “Consolidation of Variable Interest Entities” or ARB 51, “Consolidated Financial Statements”, as amended, and related literature.  The use of this report is specifically limited by the terms and conditions expressed herein, and to the purposes described herewith.

As of June 30, 2006, CVBT owns 4.5% of Phage.

FIN 46R Analysis

In making the determination of whether to consolidate Phage with CVBT, we applied the following steps under FIN 46R:

1.	Determine whether the entity is a qualifying SPE (or qualifies for another scope exception).

2.	Identify whether the entity is a Variable Interest Entity (VIE) or an adequately capitalized voting equity entity (ACVEE), and therefore whether FIN 46R or other GAAP applies, and

3.	If the entity is a VIE, identify the primary beneficiary based on CVBT’s level of involvement.

Step 1: Determine whether the entity is a qualifying SPE:

FIN 46R exempts qualifying SPE’s from VIE consideration.  A qualifying SPE is a trust or other legal vehicle that exhibits all four of the following essential attributes:

1.	It is “demonstrably distinct” from the transferor.

2.	Its activities are prescribed and significantly limited.

3.	It holds only passive financial instruments and certain other instruments that are directly related to the assets transferred.

4.	Sales of assets may only occur automatically and in response to certain specified events and circumstances.

Based on the above, number 1 is not applicable, as Phage was not created as part of a transfer.  Number 2 is also not applicable as Phage is an operating entity and the sole manufacturer and supplier of CVBT’s drugs.  Number 3 is not applicable, as Phage assets are not passive.  They are used to manufacture the drugs supplied to CVBT as well as other research and development activities.  Number 4 is also not applicable since sales of Phage assets may not only occur automatically and in response to certain specified events and circumstances.

Since Phage does not possess all four of the above attributes, it is not a qualifying SPE and therefore should be evaluated under FIN 46R.

Step 2: Determine whether Phage is a VIE or an ACVEE (Adequately Capitalized Voting Equity Entity):

Since Phage issues equity with voting interests, we determined that:

1.
As a group, based on our review of Phage’s SEC-filed Form 10 and review of the Phage Controlling Stockholders Agreement, the equity holders might not have meaningful, proportionate, decision-making powers due to the Phage Controlling Stockholders Agreement, which provides for Daniel C. Montano, the CEO of both CVBT and Phage, to control 75.96% of the voting common stock of Phage, and

2.
The amount of Phage equity is not adequate to finance the activities of the entity without support.  Per review of client provided Phage financials, we noted for the six months ended June 30, 2006, Phage had a Stockholders’ deficit of $19,683,415.  Also, for the years ended December 31, 2005 and 2004, Phage had a Stockholders’ deficit of $16,877,093 and $9,500,499, respectively.

Based on the above analysis, if the Phage Controlling Stockholders Agreement means that CVBT and Phage are under common control, then Phage meets the definition of a VIE and therefore FIN 46R does apply.  See separate discussion of the Stockholders’ Agreement under ARB 51 analysis below.

Step 3:  If the entity is a VIE, identify the primary beneficiary based on CVBT’s level of involvement.

Based on the guidance of FIN 46R, we first determined whether CVBT’s involvement is with Phage as a whole, or is limited to selected assets of Phage.  Based on our review of CVBT’s filed Form 10-QSB for the period ending June 30, 2006 and Phage’s filed Form 10, we noted the following:

•	CVBT officers and directors own 34.2% of Phage, and CVBT owns 4.5% of Phage, for a combined 38.7% ownership.

•
CVBT has guaranteed two facility leases on behalf of Phage with total payments remaining of approximately $1.78 million at June 30, 2006. Per CVBT, one facility has since expired without any default leaving only one guarantee.

•	CVBT mutually owns with Phage all of Phage’s patents associated with the manufacture of Cardio Vascu-Grow.

•	Phage is CVBT’s sole manufacturer and supplier of CVBT’s drugs.

•	Phage and CVBT share a common CEO, CFO and COO.

•	Phage revenues for the six months ended June 30, 2006 and for the years ended December 31, 2005 and 2004 are 100% attributable to CVBT. CVBT revenues are only a small part of Phage’s total financing.

As a result, we concluded CVBT’s involvement is with Phage as a whole.

We then determined whether the variable interests in Phage held by CVBT and CVBT related parties convey the majority of the expected losses, expected returns, or both.  Based on our review of the Phage balance sheet as of June 30, 2006 and December 31, 2005 and 2004, we noted as a whole, the equity investors in Phage have no basis due to a Stockholders’ Deficit.  In addition, we noted significant notes payable totaling $16.9 million for each of the balance sheet dates noted above, compared to total assets of $1.5 million, $3 million and $8.9 million for June 30, 2006 and December 31, 2005 and 2004, respectively.  Consistent with FIN 46R, we conclude the note holders hold a majority of the exposure to expected losses for the six months ended June 30, 2006 and for the years ended December 31, 2005 and 2004.  As a result, CVBT is not the primary beneficiary as defined under FIN 46R.

Once determined that consolidation under FIN 46R did not apply, we applied ARB 51, as amended, and related literature to determine whether Phage should be consolidated with CVBT.

ARB 51 Analysis

The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation.  However, there are exceptions to this general rule. A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner.

In this case, we analyzed CVBT’s and CVBT related parties’ investments in Phage, as well as factors that would determine whether or not CVBT and CVBT related parties control Phage.  We noted the following factors:

1.	Common ownership / control

a.	For the six months ended June 30, 2006, CVBT officers and directors controlled 34.2% of Phage and CVBT controlled 4.5% of Phage, for a combined 38.7% ownership interest.

b.	The following individuals are officers of both CVBT and Phage

i.	Daniel C. Montano – Chairman of the Board and CEO.

ii.	John W. (Jack) Jacobs – COO and Chief Scientific Officer.

iii.	Mickael A. Flaa – CFO.

c.
Phage Controlling Stockholders Agreement.  Upon its face, this agreement provides for Daniel C. Montano, the CEO of both CVBT and Phage, to control 75.96% of the voting common stock of Phage, including the appointment of Phage Board of Directors.  However, the agreement is cancelable at any time by any shareholder upon written notice to the other shareholders.  We view this as a proxy in substance and don’t view a collection of indefinite proxies as resting control with Mr. Montano.

2.	Phage is CVBT’s sole manufacturer and supplier of CVBT’s drugs.

3.	Guarantees. CVBT has guaranteed two facility leases on behalf of Phage with an exposure of pproximately $1.78 million at June 30, 2006. One facility has expired and only one remains in place.

4.	Common ownership of assets. CVBT mutually owns with Phage all of Phage’s patents associated with the manufacture of Cardio Vascu-Grow

Because common control does not exist and CVBT and its shareholders do not fund Phage’s operations, we conclude that the other factors by themselves mean that CVBT and Phage are not controlled by the same persons.  Therefore, CVBT should not consolidate Phage.

Sincerely,

John C. Malone, CPA